UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 11, 2021	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Buenos Aires, August 11, 2021 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended June 30, 2021 (our “2Q21 Results”).

2Q21 Key HighligShts

◾	Net revenue increased by 46.6% YoY to Ps. 14,269 million (US$147 million), mostly explained by our core cement segment
◾	Strong increase in our Consolidated Adjusted EBITDA of 74.1% YoY to Ps. 4,354 million (US$48 million)
◾	Consolidated Adjusted EBITDA margin expanded by 483 basis points YoY from 25.7% to 30.5%, driven by higher sales of cement, masonry, and lime together with higher operational leverage
◾	Net loss of Ps. 1,265 million as a consequence of a one-off effect in deferred taxes as a result of the recent tax reform
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.13x from 1.30x in 2Q20 and 0.16x in FY20

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the second quarter of 2021, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We are pleased to announce another quarter with an excellent performance. Demand continues with a strong momentum, and after several quarters of recovery is now exceeding pre-pandemic levels.

On the back of our revenues growth and a higher operational leverage is that we increased our EBITDA by 74%YoY and expanded our margin by 483 bps, reaching one of the best second quarters in recent years with Adjusted EBITDA in the quarter of US$ 48 million.

Additionally, during the quarter, we posted a net loss impacted by one-off income tax effect derived from the recent tax reform. Still, for the first half of the year, Net profit stood at Ps. 1,583 million.

Regarding our expansion project, last June we inaugurated the new kiln and is now producing clinker and contributing to our world-class operation. Additionally, the new Cement mill and dispatch center are close to commissioning.

For the second half, we expect strong recovery to continue and an expansion vis-à-vis pre-pandemic levels, as seasonality and public works should begin to contribute positively. Yet we remain cautious as macroeconomic context could affect the recovery and some degree of uncertainty remains in relation to the pandemic.

Last but not least, I would like to thank all our people, and stakeholders, for their commitment to Loma´s operational excellence, without whom this set of solid results would have been much harder to achieve. Supported by a robust and efficient productive footprint, a solid capital structure, and a dedicated team, Loma has the base to continue thriving in the years to come.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
Three-months ended June 30,	Six-months ended June 30,
2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	14,269	9,735	46.6%	28,888	20,536	40.7%
Gross Profit	4,299	2,286	88.0%	9,598	5,578	72.1%
Gross Profit margin	30.1%	23.5%	+664bps	33.2%	27.2%	+606bps
Adjusted EBITDA	4,354	2,501	74.1%	9,576	5,990	59.9%
Adjusted EBITDA Mg.	30.5%	25.7%	+483bps	33.1%	29.2%	+398bps
Net Profit	(1,265)	166	n/a	1,583	1,560	1.5%
Net Profit attributable to owners of the Company	(1,235)	123	n/a	1,651	1,480	11.6%
EPS	(2.0747)	0.2060	n/a	2.7770	2.0022	38.7%
Shares outstanding at eop	596	596	-0.1%	596	596	-0.1%
Net Debt	2,484	18,853	-86.8%	2,484	18,853	-86.8%
Net Debt /LTM Adjusted EBITDA	0.13	x	1.30	x	-1.17	x	0.13	x	1.30	x	-1.17	x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended June 30,						Six-months ended June 30,
	2021		2020		% Chg.		2021		2020		% Chg.
Net revenue	13,829		6,382		116.7%		26,464		12,990		103.7%
Adjusted EBITDA	4,484		1,729		159.3%		9,116		3,934		131.7%
Adjusted EBITDA Mg.	32.4%		27.1%		+528bps		34.4%		30.3%		+414bps
Net Profit	4,628		137		3276.2%		7,888		781		909.3%
Net Debt	2,484		18,853		-86.8%		2,484		18,853		-86.8%
Net Debt /LTM Adjusted EBITDA	0.13	x	1.30	x	-1.17	x	0.13	x	1.30	x	-1.17	x

In million US$	Three-months ended June 30,						Six-months ended June 30,
	2021		2020		% Chg.		2021		2020		% Chg.
Ps./US$, av	94.09		67.71		39.0%		91.37		64.59		41.5%
Ps./US$, eop	95.73		70.46		35.9%		95.73		70.46		35.9%
Net revenue	147		94		55.9%		290		201		44.0%
Adjusted EBITDA	48		26		86.3%		100		61		63.7%
Adjusted EBITDA Mg.	32.4%		27.1%		+528bps		34.4%		30.3%		+414bps
Net Profit	49		2		2329.4%		86		12		613.5%
Net Debt	26		268		-90.3%		26		268		-90.3%
Net Debt /LTM Adjusted EBITDA	0.13	x	1.30	x	-1.17	x	0.13	x	1.30	x	-1.17	x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended June 30,			Six-months ended June 30,
		2021	2020	% Chg.	2021	2020	% Chg.
Cement, masonry & lime	MM Tn	1.40	1.01	39.5%	2.79	2.01	38.7%
Concrete	MM m3	0.12	0.02	583.6%	0.27	0.09	191.5%
Railroad	MM Tn	1.06	0.63	69.2%	2.05	1.57	30.8%
Aggregates	MM Tn	0.20	0.03	620.1%	0.38	0.15	145.4%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime in Argentina during 2Q21 increased 39.5% to 1.40 million tons, with the robust bagged cement sales driven by strong household and retail demand growing above pre-pandemic levels of 2Q19. Bulk cement is still falling behind pre-pandemic levels, yet volume dispatched in this format have recovered vigorously in a year over year basis, as COVID-19 second wave restrictions have been less severe than in the same period last year.

Likewise, Concrete and Aggregates volumes presented a strong YoY recovery of 583.6% and 620.1%, respectively, yet absolute figures are still far from pre-pandemic levels.

Railroad segment volumes experienced a 69.2% increase versus the comparable quarter in 2020, with a positive effect of the recovery in building materials and frac-sand transported volumes.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	14,269	9,735	46.6%	28,888	20,536	40.7%
Cost of sales	(9,971)	(7,449)	33.8%	(19,290)	(14,958)	29.0%
Gross Profit	4,299	2,286	88.0%	9,598	5,578	72.1%
Selling and administrative expenses	(1,231)	(920)	33.7%	(2,428)	(1,866)	30.1%
Other gains and losses	85	3	2440.9%	132	73	81.6%
Impairment of property, plant and equipment	-	-	n/a	-	-	n/a
Tax on debits and credits to bank accounts	(158)	(103)	53.1%	(297)	(265)	12.0%
Finance gain (cost), net
Gain on net monetary position	552	102	442.1%	1,171	297	293.7%
Exchange rate differences	193	(864)	n/a	217	(1,129)	n/a
Financial income	414	15	2661.4%	135	41	232.7%
Financial expense	(868)	(850)	2.1%	(1,074)	(1,439)	-25.3%
Profit before taxes	3,286	(331)	n/a	7,453	1,289	478.1%
Income tax expense
Current	(1,537)	111	n/a	(3,262)	(293)	1013.3%
Deferred	(3,015)	109	n/a	(2,608)	2	n/a
Net profit from continuing operations	(1,265)	(111)	1042.5%	1,583	998	58.6%
Income from discontinued operations	-	277	n/a	-	561	n/a
Net profit	(1,265)	166	n/a	1,583	1,560	1.5%

Net Revenues

Net revenue increased 46.6% to Ps. 14,269 million in 2Q21, from Ps. 9,735 million in the comparable quarter last year, reflecting the COVID-19 pandemic restriction of 2Q20 and the positive momentum experienced by our core cement business, together with sales recovery across all segments.

Cement, masonry cement and lime segment was up 43.4%, with volumes expanding 39.5% and good pricing performance.

Concrete posted a revenues increase of 491.7% as strong volume recovery more than offset soft prices. Aggregates posted a revenue surge of 1000.1% as higher volume sales were coupled with a positive sales mix.

Railroad revenues increased 23.5% in 2Q21 versus the same quarter in 2020, as the higher transported volumes more than offset the effect of the transported product mix.

Cost of sales, and Gross profit

Cost of sales increased 33.8% YoY reaching Ps. 9,971 million in 2Q21 largely explained by the increase in volume sold, impacting in higher thermal and electrical input charges, and higher freight cost.

Gross profit increased 88.0% YoY to Ps. 4,299 million in 2Q21 from Ps. 2,286 million in 2Q20, with gross profit margin expanding 664 basis points YoY to 30.1%, reflecting the recovery of cement sales volumes coupled with good cost performance and higher operational leverage.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 2Q21 increased by 33.7% YoY to Ps. 1,231 million, from Ps. 920 million in 2Q20, mainly as a consequence of higher cement sales and higher labor cost compare to last year´s level, affected by COVID-19 restriction. As a percentage of revenues, SG&A decreased 83 basis points to 8.6% in 2Q21, from 9.5% in 2Q20 mostly explained by higher sales volumes.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Adjusted EBITDA reconciliation:
Net profit	(1,265)	166	n/a	1,583	1,560	1.5%
(+) Depreciation and amortization	1,201	1,132	6.2%	2,274	2,206	3.1%
(+) Tax on debits and credits to bank accounts	158	103	53.1%	297	265	12.0%
(+) Income tax expense	4,551	(220)	n/a	5,870	291	1917.8%
(+) Financial interest, net	420	711	-40.9%	837	1,134	-26.2%
(+) Exchange rate differences, net	(193)	864	n/a	(217)	1,129	n/a
(+) Other financial expenses, net	34	124	-72.9%	102	264	-61.6%
(+) Gain on net monetary position	(552)	(102)	442.1%	(1,171)	(297)	293.7%
(-) Income from discontinued operations	-	277	n/a	-	561	n/a
Adjusted EBITDA	4,354	2,501	74.1%	9,576	5,990	59.9%
Adjusted EBITDA Margin	30.5%	25.7%	+483bps	33.1%	29.2%	+398bps

Adjusted EBITDA increased 74.1% YoY in the second quarter of 2021 to Ps. 4,354 million, mostly explained by our cement business. Likewise, Adjusted EBITDA margin expanded by 483 basis points to 30.5% compared to 25.7% in 2Q20 largely on the back of cement margins expansion.

In particular, Cement, masonry cement and lime segment Adjusted EBITDA margin expanded by 472 bps to 34.0%, mainly due to the increase in sales volume and higher operational leverage.

Concrete Adjusted EBITDA recovered by 4.4% compared to 2Q20, yet posted a negative margin of 6.8%, as softer pricing outweighed the increase in sales volumes and the reduction in unitary costs of sales.

Railroad Adjusted EBITDA margin deteriorated to 4.9%, mainly impacted by product mix with costs reduction less than proportional to revenues partially offset by higher transported volume and SG&A expenses as a percentage of revenues.

Finally, Aggregates Adjusted EBITDA margin improved to 7.7%, as strong volume recovery coupled with better pricing mix and higher operational leverage.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2021	2020	% Chg.	2021	2020	% Chg.
Exchange rate differences	193	(864)	n/a	217	(1,129)	n/a
Financial income	414	15	2661.4%	135	41	232.7%
Financial expense	(868)	(850)	2.1%	(1,074)	(1,439)	-25.3%
Gain on net monetary position	552	102	442.1%	1,171	297	293.7%
Total Finance Gain (Cost), Net	292	(1,597)	n/a	449	(2,230)	n/a

During 2Q21, the Company reported a total finance gain, net of Ps. 292 million compared to a  total finance cost, net of Ps. 1,597 million in 2Q20, mainly due to higher exchange rate difference gain of Ps. 193 million due to a lower net debt denominated in foreign currency and a real appreciation of the Peso during the period.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 2Q21 was severely impacted with an extraordinary charge equivalent to Ps. 3.0 billion of additional deferred tax charges, related to the recent tax reform resulting in a Net loss of Ps. 1.3 billion. The accumulated net profit for the year was Ps. 1.6 billion.

Net Profit Attributable to Owners of the Company decreased to negative Ps. 1,2 billion. During the quarter, the Company reported a loss per common share of Ps. 2.0747 and loss per ADR of Ps. 10.3736, compared with earnings per common share of Ps. 0.2060 and earnings per ADR of Ps. 1.0299 in 2Q20.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,				As of December, 31
	2021		2020		2020

Total Debt	5,398		22,245		8,072
- Short-Term Debt	4,841		14,766		5,729
- Long-Term Debt	557		7,478		2,343
Cash, Cash Equivalents, and Investments	2,915		3,392		5,484
Total Net Debt	2,484		18,853		2,588
Shareholders' Equity	57,675		51,461		56,886
Capitalization	63,073		73,706		64,957
LTM Adjusted EBITDA	18,493		14,495		16,640
Net Debt /LTM Adjusted EBITDA	0.13	x	1.30	x	0.16	x

As of June 30, 2021, total cash and cash equivalents were Ps. 2,915 million compared with Ps. 3,392 million as of the June 30, 2020. Total debt at the close of the quarter stood at Ps. 5,398 million, composed by Ps. 4,841 million in short-term borrowings, including the current portion of long-term borrowings (or 89.7% of total borrowings), and Ps. 557 million in long-term borrowings (or 10.3% of total borrowings).

As of June 30, 2021, 82.5% (or Ps. 4,452 million) Loma Negra’s total debt was denominated in U.S. dollars, 17.1% (or Ps. 926 million) in Euros, and 0.4% (or Ps. 21 million) in argentine pesos. The average duration of Loma Negra’s total debt was 0.5 years.

As of June 30, 2021, Ps. 4,473 million, or 82.9%, of the Company’s total consolidated borrowings bore interest at rates based on Libor, and Ps. 926 million of borrowings bore interest at a fixed rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to 0.13x as of June 30, 2021 from 0.16x as of December 31, 2020 as the cash used in investing and financing activities outweighed the cash generated by operating activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	(1,265)	166	1,583	1,560
Adjustments to reconcile net profit to net cash provided by operating activities	5,577	1,766	7,902	3,666

Changes in operating assets and liabilities	(4,339)	2,212	(6,263)	(905)
Net cash generated by operating activities	(28)	4,144	3,222	4,322

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	156	-	250	-
Property, plant and equipment, Intangible Assets, net	(1.341)	(1.464)	(2.475)	(7.820)
Contributions to Trust	(20)	(0)	(42)	(33)
Investments	(0)	-	(1.856)	-
Net cash (used in) investing activities	(1,205)	(1,464)	(4,124)	(7,853)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(1,745)	(1,632)	(2,236)	4,766
Share repurchase plan	(511)	-	(794)	-
Net cash generated by (used in) by financing activities	(2,256)	(1,632)	(3,031)	4,766

Net increase (decrease) in cash and cash equivalents	(3,488)	1,049	(3,932)	1,234
Cash and cash equivalents at the beginning of the year	4,829	2,347	5,484	2,225
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(55)	(29)	(95)	(94)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(126)	25	(297)	26
Cash and cash equivalents at the end of the period	1,160	3,392	1,160	3,392

In the 2Q21, our operating cash generation was largely dedicated to income tax payments and to seasonal working capital requirements. Typically, in the second quarter previous year´s income tax payment are scheduled, in particular, 2Q21 payment of 3.0 billion pesos included 1.5 billion pesos charge related to last year´s divestment in Paraguay.

By contrast, last year´s second quarter working capital levels were very low as several initiatives aiming to preserve liquidity under the pandemic uncertainty were taken.

During 2Q21, the Company had used cash in financing and investing activities for a total of Ps. 2,256 and Ps. 1,205 million, respectively. Cash allocations to the expansion of production capacity of L’Amalí plant accounted for a total of Ps. 292 million, or 22% of total capital expenditures.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million.

As of the end of June 2021, the project presents an overall Progress of 99%. All detailed engineering is completed, all equipment and materials supplies has been delivered to site. In previous quarters, commissioning and start-up had been completed at crushing department and raw mill department. Last June it was inaugurated the new kiln, which is now operational and producing clinker.

Additionally, new Cement mill and dispatch center are planned to start up by end of September.

Share Repurchase Plan.

On July 2, 2021, the Company announced the approval of the second share repurchase program, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share.

The plan became effective as from July 6, 2021, the amount to invest will be up to AR$ 975.000.000 (Argentine Pesos Nine Hundred Seventy Five Million) or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

A summary of current Share Repurchase Programs is shown below:

Repurchase Program II
Maximum amount for repurchase	AR$ 975 million
Maximum price	AR$ 310/ordinary share or US$ 9/ADR
Period in force	60 days since July 6, 2021
Repurchase under the program until August 11, 2021	AR$ 320 million
Progress	32.8%

2Q21 Earnings Conference Call

When:         10:00 a.m. U.S. ET (11:00 a.m. BAT), August 12, 2021

Dial-in:        0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:  Loma Negra Earnings Call

Webcast:    https://services.choruscall.com/links/loma210812gcV4Odjo.html

Replay:       A telephone replay of the conference call will be available between August 13, 2021 at 1:00 pm U.S. E.T. and ending on August 17, 2021. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10158956. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts

Marcos I. Gradin, Chief Financial Officer and Investor Relations

Gastón Pinnel, Investor Relations Manager

+54-11-4319-3050

investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,	As of December 31,
	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	66,464	67,120
Right to use assets	314	561
Intangible assets	198	241
Investments	4	4
Goodwill	44	44
Inventories	2,587	2,702
Other receivables	609	603
Total non-current assets	70,220	71,274
Current assets
Inventories	7,909	6,883
Other receivables	1,195	1,525
Trade accounts receivable	3,819	3,746
Investments	2,576	5,149
Cash and banks	338	334
Total current assets	15,838	17,638
TOTAL ASSETS	86,059	88,912
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	18,066	18,860
Reserves	37,686	23,460
Retained earnings	1,651	14,226
Equity attributable to the owners of the Company	57,402	56,546
Non-controlling interests	272	340
TOTAL SHAREHOLDERS' EQUITY	57,675	56,886
LIABILITIES
Non-current liabilities
Borrowings	557	2,343
Accounts payables	-	128
Provisions	562	611
Salaries and social security payables	68	48
Debts for leases	242	489
Other liabilities	67	140
Deferred tax liabilities	11,727	9,119
Total non-current liabilities	13,223	12,878
Current liabilities
Borrowings	4,841	5,729
Accounts payable	5,261	6,759
Advances from customers	615	917
Salaries and social security payables	1,694	1,782
Tax liabilities	2,523	3,614
Debts for leases	91	176
Other liabilities	136	171
Total current liabilities	15,160	19,149
TOTAL LIABILITIES	28,384	32,027
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	86,059	88,912

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Net revenue	14,269	9,735	46.6%	28,888	20,536	40.7%
Cost of sales	(9,971)	(7,449)	33.8%	(19,290)	(14,958)	29.0%
Gross profit	4,299	2,286	88.0%	9,598	5,578	72.1%
Selling and administrative expenses	(1,231)	(920)	33.7%	(2,428)	(1,866)	30.1%
Other gains and losses	85	3	2440.9%	132	73	81.6%
Tax on debits and credits to bank accounts	(158)	(103)	53.1%	(297)	(265)	12.0%
Finance gain (cost), net
Gain on net monetary position	552	102	442.1%	1,171	297	293.7%
Exchange rate differences	193	(864)	n/a	217	(1,129)	n/a
Financial income	414	15	2661.4%	135	41	232.7%
Financial expenses	(868)	(850)	2.1%	(1,074)	(1,439)	-25.3%
Profit (loss) before taxes	3,286	(331)	n/a	7,453	1,289	478.1%
Income tax expense
Current	(1,537)	111	n/a	(3,262)	(293)	1013.3%
Deferred	(3,015)	109	n/a	(2,608)	2	n/a
Net profit (loss) from continuing operations	(1,265)	(111)	1042.5%	1,583	998	58.6%
Income from discontinued operations	-	277	n/a	-	561	n/a
Net profit (loss)	(1,265)	166	n/a	1,583	1,560	1.5%
Other Comprehensive Income (Loss)
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	-	48	n/a	-	(137)	n/a
Total other comprehensive income (loss)	-	48	n/a	-	(137)	n/a
TOTAL COMPREHENSIVE INCOME (LOSS)	(1,265)	214	n/a	1,583	1,423	11.3%
Net Profit (loss) for the period attributable to:
Owners of the Company	(1,235)	123	n/a	1,651	1,480	11.6%
Non-controlling interests	(31)	43	n/a	(67)	80	n/a
NET PROFIT (LOSS) FOR THE PERIOD	(1,265)	166	n/a	1,583	1,560	1.5%
Total comprehensive income (loss) attributable to:
Owners of the Company	(1,235)	147	n/a	1,651	1,410	17.1%
Non-controlling interests	(31)	67	n/a	(67)	13	n/a
TOTAL COMPREHENSIVE INCOME (LOSS)	(1,265)	214	n/a	1,583	1,423	11.3%
Earnings per share (basic and diluted):	(2.0747)	0.2060	n/a	2.7770	2.0022	38.7%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) from continuing operations	(1,265)	(111)	1,583	998
Income from discontinued operations	-	277	-	561
Net profit (loss)	(1,265)	166	1,583	1,560
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	4,551	(184)	5,870	356
Depreciation and amortization	1,201	1,132	2,274	2,206
Provisions	(20)	(99)	(21)	(14)
Interest expense	96	760	220	1,282
Exchange rate differences	(339)	458	(507)	440
Interest income	116	-	102	-
Gain on disposal of property, plant and equipment	(53)	13	(75)	23
Gain on disposal of shareholding of Yguazú Cementos S.A.	-	(313)	-	(626)
Depreciation value of trust	24	-	38	-
Changes in operating assets and liabilities
Inventories	(94)	699	(675)	(429)
Other receivables	(34)	205	(337)	(110)
Trade accounts receivable	(402)	242	(848)	450
Advances from customers	(170)	91	(194)	142
Accounts payable	129	825	315	31
Salaries and social security payables	120	(317)	302	(398)
Provisions	(14)	51	(24)	(37)
Tax liabilities	(198)	676	(71)	240
Other liabilities	(45)	(29)	(105)	(43)
Gain on net monetary position	(552)	(102)	(1,171)	(297)
Income tax paid	(3,080)	(128)	(3,456)	(453)
Net cash generated by (used in) operating activities	(28)	4,144	3,222	4,322

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	156	-	250	-
Proceeds from disposal of Property, plant and equipment	30	8	71	30
Payments to acquire Property, plant and equipment	(1,371)	(1,471)	(2,546)	(7,845)
Payments to acquire Intangible Assets	-	(1)	-	(4)
Investments	(0)	-	(1,856)	-
Contributions to Trust	(20)	(0)	(42)	(33)
Net cash generated by (used in) investing activities	(1,205)	(1,464)	(4,124)	(7,853)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	372	6,981	470	15,848
Interest paid	(69)	(974)	(265)	(2,054)
Debts for leases	(36)	(37)	(79)	(85)
Repayment of borrowings	(2,011)	(7,601)	(2,362)	(8,943)
Share repurchase plan	(511)	-	(794)	-
Net cash generated by (used in) financing activities	(2,256)	(1,632)	(3,031)	4,766
Net increase (decrease) in cash and cash equivalents	(3,488)	1,049	(3,932)	1,234
Cash and cash equivalents at the beginning of the period	4,829	2,347	5,484	2,225
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(55)	(29)	(95)	(94)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(126)	25	(297)	26

Cash and cash equivalents at the end of the period	1,160	3,392	1,160	3,392

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,				Six-months ended June 30,
	2021	%	2020	%	2021	%	2020	%
Net revenue	13,829	100.0%	6,382	100.0%	26,464	100.0%	12,990	100.0%
Cement, masonry cement and lime	12,392	89.6%	5,844	91.6%	23,709	89.6%	11,632	89.5%
Concrete	947	6.8%	109	1.7%	2,033	7.7%	577	4.4%
Railroad	1,194	8.6%	655	10.3%	2,108	8.0%	1,397	10.8%
Aggregates	190	1.4%	12	0.2%	318	1.2%	74	0.6%
Others	68	0.5%	37	0.6%	140	0.5%	85	0.7%
Eliminations	(961)	-6.9%	(276)	-4.3%	(1,844)	-7.0%	(775)	-6.0%
Cost of sales	8,668	100.0%	4,335	100.0%	16,071	100.0%	8,504	100.0%
Cement, masonry cement and lime	7,268	83.8%	3,735	86.2%	13,311	82.8%	7,031	82.7%
Concrete	1,026	11.8%	205	4.7%	2,186	13.6%	729	8.6%
Railroad	1,117	12.9%	609	14.1%	2,022	12.6%	1,348	15.9%
Aggregates	169	2.0%	38	0.9%	302	1.9%	116	1.4%
Others	49	0.6%	24	0.6%	93	0.6%	55	0.6%
Eliminations	(961)	-11.1%	(276)	-6.4%	(1,844)	-11.5%	(775)	-9.1%
Selling, admin. expenses and other gains & losses	1,048	100.0%	559	100.0%	1,992	100.0%	1,047	100.0%
Cement, masonry cement and lime	949	90.5%	473	84.6%	1,789	89.8%	919	87.8%
Concrete	0	0.0%	12	2.1%	22	1.1%	8	0.8%
Railroad	72	6.9%	60	10.7%	127	6.4%	90	8.6%
Aggregates	2	0.2%	(0)	0.0%	4	0.2%	(4)	-0.4%
Others	25	2.4%	15	2.7%	49	2.5%	33	3.2%
Depreciation and amortization	371	100.0%	241	100.0%	714	100.0%	495	100.0%
Cement, masonry cement and lime	277	74.7%	158	65.7%	530	74.2%	332	67.2%
Concrete	15	3.9%	17	7.1%	31	4.4%	34	6.8%
Railroad	70	19.0%	59	24.5%	137	19.2%	115	23.3%
Aggregates	7	2.0%	5	2.2%	13	1.8%	11	2.2%
Others	1	0.4%	1	0.5%	3	0.4%	2	0.4%
Adjusted EBITDA	4,484	100.0%	1,729	100.0%	9,116	100.0%	3,934	100.0%
Cement, masonry cement and lime	4,452	99.3%	1,795	103.8%	9,139	100.3%	4,014	102.0%
Concrete	(65)	-1.4%	(90)	-5.2%	(145)	-1.6%	(126)	-3.2%
Railroad	75	1.7%	45	2.6%	95	1.0%	74	1.9%
Aggregates	26	0.6%	(20)	-1.2%	26	0.3%	(28)	-0.7%
Others	(5)	-0.1%	(1)	0.0%	0	0.0%	(1)	0.0%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(130)		772		459		2,057
Depreciation and amortization	(1,201)		(1,132)		(2,274)		(2,206)
Tax on debits and credits banks accounts	(158)		(103)		(297)		(265)
Finance gain (cost), net	292		(1,597)		449		(2,230)
Income tax	(4,551)		220		(5,870)		(291)
Income (loss) from discontinued operations	-		277		-		561
NET PROFIT (LOSS) FOR THE PERIOD	(1,265)		166		1,583		1,560